UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported)   January 24, 2003

Archer-Daniels-Midland Company
(Exact name of registrant as specified in its charter)

Delaware	**1-44**	**41-0129150**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

4666 Faries Parkway	
Decatur, Illinois	**62526**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code   **(217) 424-5200**

Item 7.   **Financial Statements and Exhibits**.

  99.1   Press release dated January 24, 2003 announcing second quarter results.

Item 9.   **Regulation FD Disclosure.**

On January 24, 2003, Archer-Daniels-Midland Company (ADM) issued a press release announcing second quarter results. A copy of such press release is attached hereto as Exhibit 99.1 and incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ARCHER-DANIELS-MIDLAND COMPANY

Date: January 24, 2003   By /s/ David J. Smith
                                              David J. Smith
                                              Senior Vice President, Secretary and
                                               General Counsel